April 4, 2018

VIA EDGAR

Elisabeth Bentzinger

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Income Opportunities Fund

File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On January 24, 2018, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational Income Opportunities Fund. On January 25, 2018, Ms. Sally Samual provided initial oral comments and provided notification that you would be providing complete comments during February. On February 1, 2018, you provided oral comments, to which the Registrant responded by letter dated March 16, 2018. On March 30, 2018, you provided additional oral comments in response to the response letter dated March 16, 2018. Please find below a summary of those March 30, 2018 comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Summary prospectus edits have been carried over to the statutory prospectus. The Registrant anticipates filing an amended Registration Statement pursuant to Rule 485(b) in advance of the April 9, 2018 effective date associated with the Rule 485(a) filing made on January 24, 2018.

Prospectus:

Comment 1. With respect to “CMBS Risk,” please remove or provide additional descriptions of certain risks, such as “operations risks,” which may not be familiar to the investing public.

Response. The Registrant has removed references to operations risks, basis risks, and legal risks. The Registrant believes other risks are presently described in the prospectus or so familiar to the investing public as to be self-evident.

Comment 2. Under Item 9 risk disclosures, please (i) remove “Manager Risk” or provide corresponding Item 4 risk disclosure; (ii) include “Market Risk” as it is presently an Item 4

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disclosure; (iii) amend “Mortgage-Backed Securities Risk” to remove references to residential mortgages as this is not part of the Fund’s principal investment strategy.

Response. The Registrant has (i) removed “Manager Risk” as a stand-alone risk and incorporated it into “Management Risk”; (ii) included “Market Risk”; and (iii) removed references to residential mortgages under “Mortgage-Backed Securities Risk.”

Comment 3. Please confirm that the Registrant will treat non-investment grade non-agency RMBS as illiquid and amend disclosures accordingly if non-investment grade non-agency RMBS are part of the Fund’s principal investment strategy.

Response. The Registrant confirms that it will treat non-investment grade non-agency RMBS as illiquid. Since these are not part of the Fund’s principal investment strategy, the Registrant has not provided related amendments to present prospectus disclosures.

Comment 4. Under the description of Class A shares, please add greater specificity in the description about when the contingent deferred sales charge applies when investors purchase at least $1 million worth of shares.

Response. The Registrant has included greater clarity in the description about the contingent deferred sales charge when investors purchase at least $1 million worth of shares.

Comment 5. Under Sales Charge Waivers and other related portions of the prospectus and SAI, please assure references to Class T shares and load waivers are consistent.

Response. The Registrant has amended Class T shares related disclosures to assure consistency in the prospectus and SAI.

Comment 6. Under the section entitled “HOW TO REDEEM SHARES, Additional Information” please include the highest degree of specificity with respect to days to pay out redemption proceeds, to the extent known by the Registrant.

Response. The Registrant believes disclosures capture the information known by the Registrant and undertakes to refine such disclosures to the extent operational experience provides greater specificity as to days to pay out redemption proceeds.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport